Exhibit 99.1

OXXO and Grupo Modelo agree on new commercial relationship

Monterrey, Mexico, February 26, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that its subsidiary Cadena Comercial OXXO, S.A. de C.V. (“OXXO”) has signed an agreement with Grupo Modelo containing the terms for a new commercial relationship to sell the beer brands of Grupo Modelo at OXXO stores.

Currently, OXXO sells only the beer brand portfolio of HEINEKEN Mexico. Under the terms of the agreement announced today, starting in April of 2019 and following a gradual process, OXXO will also start selling the beer brands of Grupo Modelo in certain regions of Mexico, and will cover the entire Mexican territory by the end of 2022. As an example, the markets where OXXO will start selling both brand portfolios simultaneously during 2019 include Guadalajara and Mexico City.

The new commercial agreement will increase the productivity of the beer category within OXXO stores and will contribute to the growth of the beer industry in Mexico. Furthermore, the agreement is consistent with OXXO’s permanent efforts to evolve its value proposition, committed to its consumers and offering more and better solutions to their daily needs.

The agreement announced today is expected to be formalized through the signing of a definitive contract, which is expected to take place during March of 2019.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

February 26, 2019	1